May 3, 2010
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attn: Mr. Tarik Gausep;  Ms. Susan Block

Re:	Star Scientific, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 000-15324
Dear Mr. Gause and Ms. Block:
     On behalf of our client, Star Scientific, Inc. (the “Company”), we are submitting this letter in response to the comment contained in the letter received April 28, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).
     For your convenience and to facilitate the Staff’s review of this letter, we have set forth the Staff’s comment immediately preceding the Company’s response, the order of which corresponds to and follows the same numbering as the Staff’s comment. This letter contains the Company’s response to the Staff’s comment.
Compensation Discussion and Analysis, page 58
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
In response to the Staff’s comment, the Company supplementally advises the Staff that beginning in November 2009, the Company’s Compensation Committee and the Board of Directors, based on recommendations from the Compensation Committee, undertook to assess the Company’s current compensation structure for executive officers and other officers whose

May 3, 2010

salaries exceeded the amounts previously established for review by the Company’s Compensation Committee. In connection with this analysis, the Company determined that because of its continued losses, compensation of executive officers and other officers would be limited to base salaries and benefits only. Also, the Company determined that, with the exception of one executive officer who joined the Company in 2008, it would continue to employ its executive officers and other officers on a month-to-month basis in accordance with employment agreements that had expired or are continuing on a month-to-month basis without any provisions for incentive bonus or payments of stock awards. In connection with the assessment of the risk that could result from the Company’s compensation policies and practices, the Company reexamined its present compensation structure in light of the fact that compensation for all of its executive officers and other officers are based on base salary payments only and that virtually all of the Company’s executive officers and other officers are employed on a month-to-month basis. Based on those factors and a separate assessment of compensation policies for non-officer employees, the Company determined that the compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company. Consistent with that determination, the Company included on page 53 of the 2009 Form 10-K the following, additional statement in the discussion of the Company’s compensation structure and philosophy “... prior to 2008, we had chosen to limit compensation of our executive officers to base salary and benefits. As a result, we have not utilized an incentive-based compensation structure as a means of determining levels of compensation for our executive officers or other employees.”
* * * * *
     Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (202) 637-2275.
Sincerely,
/s/ William P. O’Neill
William P. O’Neill
of LATHAM & WATKINS LLP

cc:	Robert E. Pokusa, Star Scientific, Inc. Brandon J. Bortner, Latham & Watkins LLP

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